Lance, Inc. 14120 Ballantyne Corporate Place Cullman Park, Suite 350 Charlotte, NC 28277
July 6, 2009
By EDGAR and Fax (202) 772-9368
Norman Gholson, Attorney-Advisor, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Lance, Inc. Form 10-K for the fiscal year ended December 27, 2008 filed February 24, 2009 File No. 0-00398
Dear Mr. Gholson:
This letter is written in response to your comment letter dated June 29, 2009 on the Lance, Inc. (the “Company”) Form 10-K for the fiscal year ended December 27, 2008. For ease of reference, we have included the staff’s comment along with our response to assist in the review process.
General
1. You will expedite the review process if you address each portion of every numbered comment that appears on this letter. We might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar disclosures elsewhere as appropriate.
Response: This has been considered and each comment has been addressed below.
2. We note that there is no disclosure in your filing regarding environmental matters or environmental risks, although your company has manufacturing operations in the United States and Canada. Please advise us as to whether you have considered the need for disclosure on these topics.
Response: Yes, consideration was given to the need for disclosure on these topics. The Company’s operations in the United States and Canada are subject to various federal, state (or provincial) and local laws and regulations with respect to environmental matters. However, the Company was not a party to any material proceedings arising under these laws or regulations for the periods covered by the Form 10-K filed on February 24, 2009, and we do not believe the environmental risks related to the Company’s manufacturing facilities are material. We believe the Company is in compliance with all material environmental regulations affecting our facilities and operations and that continued compliance will not have a material impact on our capital expenditures, earnings or competitive position.
In future filings, we will include disclosure of any required environmental matters in Item 1. Business.
Business, page 1
3. We note your disclosure that you have operations in Canada as well as the United States, and you mention on page 2 that your products are sold in “the United States and...other markets.” Please provide information about net sales and revenues attributable to the United States, Canada and any other countries or geographical regions, or explain to us why you believe this information is not material. See Item 101(d) of Regulation S-K.
Response: Total consolidated net revenue for 2008 was more than $852 million. Revenue in the United States represented approximately $848 million, or 99.5%, of total consolidated revenue. Most of the products produced in our Canadian operations are sold to our U.S. subsidiaries and other external customers in the United States. We deemed the non-U.S. revenue to be immaterial.
Liquidity and Capital Resources
Commitments and Contingencies, page 22
4. Please revise your disclosure to include, in a separately-captioned section, disclosure as to whether you have any off-balance sheet arrangements as to which disclosure would be required by Item 303(a)(4) of Regulation S-K. If none, please so state.
Response: The Company does not currently have any off-balance sheet arrangements that require disclosure under Item 303(a)(4) of Regulation S-K. We will revise our future filings to include a separately captioned section for off-balance sheet arrangements and include any required disclosure.
In connection with responding to your comments, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the filing, that the staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President and Chief Financial Officer

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